
March 17, 2015

Via E-Mail
Eric A. McAfee
Chairman and Chief Executive Officer
Aemetis, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **Re:** **Aemetis, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2015**
> **File No. 001-36475**

Dear Mr. McAfee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that proposal two currently calls for stockholders to vote on amending the certificate of incorporation to divide your board into three classes, with directors in each class serving staggered three-year terms and to eliminate the ability of stockholders to act by written consent. Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. In accordance with Exchange Act Rule 14a-5(a), please revise the proxy statement to unbundle this proposal and list separately under its own caption (i) the action to amend the certificate of incorporation to divide your board into three classes, with directors in each class serving staggered three-year terms from (ii) the action to eliminate the ability of stockholders to act by written consent. Please ensure that the description of these proposals in the proxy card is consistent with how they are described in the proxy statement. Please also observe the requirements of Exchange Act Rule 14a-4(b)(1).

2. Please file the form of your proxy card. Please ensure that the proxy card is marked "preliminary" until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-Mail
        Celeste S. Ferber, Esq.